BOC INTERNATIONAL (USA) INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2018

PUBLIC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BOC International (USA) Inc.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1045 Avenue of the Americas, Suite 1501
(No. and Street)

New York	**New York**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen Tjiong	**(212) 259-0886**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PUBLIC

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Allen Tjiong** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **BOC International (USA) Inc.** as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Allen Tjiong
Signature

President
Title

Subscribed and sworn to before me this

26th day of February, 2019

DANIEL FISHMAN
NOTARY PUBLIC
NO. 02FI6355029
My Comm. Expires
Feb 27, 2021
Qualified in New York County
STATE OF NEW YORK

Daniel Fishman
Notary Public

This report** contains (check all applicable boxes)

- [**x**] (a) Facing Page.
- [**x**] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [**x**] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of BOC International (USA) Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BOC International (USA) Inc. (the Company) as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BOC International (USA) Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BOC International (USA) Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BOC International (USA) Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as BOC International (USA) Inc.'s auditor since 2016.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2019

BOC INTERNATIONAL (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 1,833,045
Due from broker	544,412
Service fee receivable	299,549
Commissions receivable	28,986
Property and equipment (net of accumulated depreciation of $24,757)	12,377
Other assets	15,746
TOTAL ASSETS	$ 2,734,115

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Due to related parties	$ 231,365
Accrued expenses and other liabilities	296,661
Subordinated loan	1,000,000
TOTAL LIABILITIES	1,528,026
Stockholder's Equity:	
Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	8,499,900
Accumulated deficit	(7,293,911)
TOTAL STOCKHOLDER'S EQUITY	1,206,089
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,734,115

The accompanying notes are an integral part of these financial statements.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

BOC International (USA) Inc. (the "Company") was incorporated in Delaware on April 13, 2004 and began operations on October 3, 2006. The Company is a wholly-owned subsidiary of BOC International (USA) Holdings Inc. (the "Parent"), a Delaware incorporated corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"); and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").   The Company acts as an introducing broker for institutional clients, primarily effecting transactions in the Hong Kong and China securities markets.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognized revenue in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, *Revenue from Contracts with Customers*, effective January 1, 2018. There were no material changes in its revenue recognition policies and no material impact on our financial statement as a result of the new standard.

Depreciation

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Computer equipment	3 Years	Straight –line
Computer software	3 Years	Straight –line
Furniture and fixtures	5 Years	Straight –line

Income Taxes

The Company complies with FASB ASC Topic 740, *Income Taxes* ("ASC 740"), which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.   Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year.

The Company is included in the consolidated tax return of the Parent. The provision for income taxes is computed using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting taxable income or loss and applying the applicable tax to or receiving the appropriate refund from the Parent. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current year separate tax return. Deferred taxes are provided on temporary differences and on any carry forwards that could be claimed on the hypothetical return and the need for a valuation allowance is assessed on the basis of projected separate return results.

The effect of graduated rates and other tax differences from the consolidated tax structure are allocated among the members of the consolidated group. For the year ended December 31, 2018, the income tax paid was $158.

The Company is subject to federal, and New York State and New York City income taxes. The Company's effective tax rate differs from the statutory rate of 21% due primarily to state and local income taxes. The Company has a combined federal, state and city deferred income tax asset of approximately $1,734,000 as of December 31, 2018, which is primarily related to net operating loss carry forwards. A valuation allowance has been established offsetting this $1,734,000, as the ultimate realization of these benefits is uncertain.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

The valuation allowance increased by approximately $40,000 for the year ended December 31, 2018 related to the recalculation of deferred tax assets discussed below, as well as changes in the state and city income tax rates. The Company has federal net operating loss carry forwards of approximately $6,213,000 as of December 31, 2018, a portion of which will begin to expire in 2033. As a result of the Tax Cut and Jobs Act, federal net operating losses incurred in 2018 and thereafter carryforward indefinitely.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination are 2015, 2016, 2017, and 2018.

Functional Currency and Presentation Currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (the "Functional Currency"). The Functional Currency of the Company is United States Dollars ("USD").

Foreign currency transactions are translated into the Functional Currency using the prevailing exchange rates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Operations.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Standards to be Adopted in Future Periods

The Company plan is to adopt the ASC Topic 842, *Leases* ("ASC 842"), standard on January 1, 2019 under the Parent operating lease agreement. Under this standard, FASB requires the recognition of all leases that are longer than one year onto the statement of financial condition, which will result in the recognition of a right of use asset and a corresponding lease liability. The right of use asset and lease liability will be measured initially using the present value of the remaining rental payments. Management believes there will be no material impact on the statement of financial condition as a result of the new standard.

Statement of Cash Flows

For the statement of cash flows, certain prior year balances have been reclassified to conform to current year presentation.

NOTE 3.   FAIR VALUE MEASUREMENT

FASB ASC 820, *Fair Value Measurement,* has no material effect on these financial statements.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of 17 C.F.R. §240.15c3-1, which requires the Company to maintain sufficient liquid assets to cover indebtedness (as defined in SEC rules). At December 31, 2018, the Company had net capital (as defined in SEC rules), of $1,849,431, which was $1,599,431 in excess of its required net capital of $250,000.

NOTE 5.   PROPERTY AND EQUIPMENT

As of December 31, 2018, property and equipment consisted of the following:

Computer equipment	$ 23,832
Computer software	1,955
Furniture and fixtures	11,347
Property and equipment, at cost	37,134
Less accumulated depreciation	(24,757)
Net property and equipment	$ 12,377

The depreciation expense was $4,331 for the year ended December 31, 2018.

NOTE 6.   OFF-BALANCE SHEET RISK

The Company utilizes a clearing broker on a fully-disclosed basis for all U.S. securities transactions. All of its customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with its clearing agreement, the Company indemnifies the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and clearing broker monitor collateral on the customers' accounts. In addition, the due from broker on the Statement of Financial Condition is pursuant to this clearing agreement and includes a clearing deposit of $100,000. The Company's business also involves brokering customer securities transactions in non-US markets, mainly in Asia. Such transactions are conducted on a receive-versus-payment and delivery-versus-payment basis and are settled through the Company's affiliates. To the extent a customer of the Company fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

NOTE 7.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk), or failures of the other parties to the transaction to perform (counterparty risk), exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other parties with which it conducts business.

As of December 31, 2018, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

The Company's business is primarily dependent on the Asian market and geographical area, which presents risk exposure related to economic and political matters.

In addition, the receivables from the clearing broker are subject to counterparty risk and, pursuant to the clearing agreement, includes a minimum clearing deposit of $100,000.

The Company's cash and cash equivalents are primarily deposited at two banks and subject to credit concentration risk, and one of these banks is a related party (see Note 9. Related Party). As of December 31, 2018, the cash balances exceed federally insured limits by approximately $1,560,000. The Company has not experienced any losses in such accounts. Management does not believe the Company has significant exposure to any credit risk on cash balances.

NOTE 8.   DEFINED CONTRIBUTION PLAN

Employees of the Company are eligible to participate in a defined contribution 401(k) plan (the "Plan") upon meeting certain eligibility requirements. The Company contributes to the Plan up to the maximum of the lesser of 6% of compensation or $18,500 per employee. For the year ended December 31, 2018, the Company contributed approximately $5,568 on behalf of employees, which is included in Employee compensation and benefits expense on the Statement of Operations.

NOTE 9.   RELATED PARTY

The Company maintains a money market account with Bank of China, New York Branch, a related party. As of December 31, 2018, the balance in this account was $17,035 and is included in cash and cash equivalents on the Statement of Financial Condition.

The Company borrowed $1,000,000 under a subordinated loan agreement from Bank of China International Holdings Limited ("BOCI UK Holdings") on August 15, 2016. The subordinated loan is available in computing net capital under the SEC's uniform net capital rule. The maturity date of the loan is on August 15, 2019 with a rollover provision for another one year term. Interest accrues at the fixed interest rate of 3.0922%. As of December 31, 2018, the outstanding principal balance was $1,000,000 with $11,338 interest payable.

The Company utilizes the clearing brokerage services of BOCI Securities Limited ("BOCI SL"), a related party. Clearing fees with BOCI SL, amounted to $312,656 for the year ended December 31, 2018. In addition, the Company has a net commission receivable from BOCI SL of $28,986 at the current exchange rate as of December 31, 2018.

BOC INTERNATIONAL (USA) INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018
(continued)

NOTE 9.   RELATED PARTY (continued)

The Company provides service to BOCI SL as the BOCI Group operating subsidiary for the securities markets in the United States pursuant to a written agreement originally dated September 1, 2017 and subsequently amended. The "BOCI Group" consists of BOC International Holdings Limited ("BOCI HK Holdings"), an indirect parent of the Company and all entities directly or indirectly held by BOCI HK Holdings, including the Company, the Parent, BOCI UK Holdings, BOCI SL and BOCI FP (as defined below). Billings for these services totaled $2,640,631 during 2018. The Company has a service fee receivable from BOCI SL of $299,549 as of December 31, 2018.

The Company utilizes the clearing brokerage services of BOCI Financial Products Limited ("BOCI FP"), a related party. During the year ended December 31, 2018, total commission income received amounted to $7,724.

The Parent and its affiliates provide certain management, allocated overhead and support services to the Company pursuant to a written agreement originally dated May 1, 2015 and subsequently amended, in addition to other costs. As of December 31, 2018, $174,169 was payable to the Parent and $45,858 was payable to an affiliate of the Parent.

NOTE 10.   CLEARING BROKER

The Company utilizes a domestic clearing broker-dealer for domestic transactions. The Company paid clearing fees totaling $24,658 during 2018. No domestic clearing fees were payable as of December 31, 2018.

BOC INTERNATIONAL (USA) INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018
(continued)

NOTE 11.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no other commitments or contingent liabilities and was not named as defendant in any law suit as of December 31, 2018 or at any period throughout the year ended December 31, 2018.

NOTE 12.   GUARANTEES

FASB ASC 460, *Guarantees* ("ASC 460"), requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees as of December 31, 2018 or during the year then ended except as described in Note 6 above.

NOTE 13.   SUBSEQUENT EVENTS

Subsequent events have been evaluated by management through February 25, 2019, which is the date these financial statements are available for issuance.

There are no material subsequent events requiring disclosure as of February 25, 2019.